SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.                      )1

NETGEAR, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64111Q104 (CUSIP Number)

July 30, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111Q104	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blue Ridge Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 1,951,336 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 1,951,336

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,336

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%

12.	TYPE OF REPORTING PERSON PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64111Q104	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blue Ridge Offshore Master Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 527,300 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 527,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 527,300

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%

12.	TYPE OF REPORTING PERSON PN

CUSIP No. 64111Q104	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blue Ridge Private Equity Fund, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 61,340 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 61,340

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,340

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%

12.	TYPE OF REPORTING PERSON 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64111Q104	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JAG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 2,012,676 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 2,012,676

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,012,676

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%

12.	TYPE OF REPORTING PERSON 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64111Q104	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JAG Offshore Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 527,300 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 527,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 527,300

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%

12.	TYPE OF REPORTING PERSON 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64111Q104	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John A. Griffin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 2,539,976 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 2,539,976

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,539,976

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%

12.	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	(a).	Name of Issuer NETGEAR, Inc.

Item 1.	(b).	Address of Issuer’s Principal Executive Offices 4500 Great America Parkway Santa Clara, California 95054

Item 2.	(a).	Name of Person Filing

This statement is filed by:

Blue Ridge Limited Partnership (“BRLP”) with respect to shares owned by it.

Blue Ridge Offshore Master Limited Partnership (“BROMLP”) with respect to shares owned by it.

Blue Ridge Private Equity Fund, LLC (“BRPEF”) with respect to shares owned by it.

JAG Holdings, LLC (“JAG”) with respect to shares owned by BRLP and BRPEF.

JAG Offshore Holdings, LLC (“JAG Offshore”) with respect to shares owned by BROMLP.

John A. Griffin (“Griffin”) with respect to shares owned by BRLP, BRPEF and BROMLP.

The foregoing persons are hereinafter sometimes collectively, referred to as the “Reporting Persons”

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

The address of the business office of each of the Reporting Persons is:
660 Madison Avenue, 20th Floor New York, NY 10021

Item 2	(c).	Citizenship

BRLP is a limited partnership organized under the laws of the State of New York. BRPEF, JAG and JAG Offshore are limited liability companies organized under the laws of the State of New York. BROMLP is a limited partnership organized under the laws of the Cayman Islands. Griffin is a United States citizen.

Item 2	(d).	Title of Class Securities

Common Stock, par value $0.001 per share.

Item 2	(e).	CUSIP Number

64111Q104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

A.	BRLP

	(a)	Amount beneficially owned: 1,951,336

	(b)	Percent of class: 6.8%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote : 1,951,336

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 1,951,336

B.	BROMLP

	(a)	Amount beneficially owned: 527,3000

	(b)	Percent of class: 1.8%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote : 527,300

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 527,300

C.	BRPEF

	(a)	Amount beneficially owned: 61,340

	(b)	Percent of class: 0.2%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote : 61,340

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 61,340

D.	JAG

	(a)	Amount beneficially owned: 1,951,336

	(b)	Percent of class: 6.8%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote : 1,951,336

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 1,951,336

E.	JAG Offshore

	(a)	Amount beneficially owned: 527,3000

	(b)	Percent of class: 1.8%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote : 527,300

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 527,300

F.	Griffin

	(a)	Amount beneficially owned: 2,539,976

	(b)	Percent of class: 8.9%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote : 2,539,976

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 2,539,976

JAG is the general partner of BRLP. Griffin is the sole managing member of JAG. Griffin and JAG share investment and voting control over shares held by BRLP.

JAG is the sole managing member of BRPEF. Griffin is the sole managing member of JAG. Griffin and JAG share investment and voting control over shares held by BRPEF.

JAG Offshore is the general partner of BROMLP. Griffin is the sole managing member of JAG Offshore. Griffin and JAG Offshore share investment and voting control over shares held by BROMLP.

Each of the Reporting Persons disclaims beneficial ownership of shares, except to the extent described in Item 2(a) above.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by theParent Holding Company Not applicable

Item 8.	Identification and Classification of Members of the Group Not applicable

Item 9.	Notice of Dissolution of Group Not applicable

Item 10.	Certification Not applicable

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 13, 2004

BLUE RIDGE LIMITED PARTNERSHIP

By:	JAG Holdings LLC, as General Partner

By:	/s/ John A.Griffin

Name:	John A. Griffin
Title:	Managing Member

BLUE RIDGE OFFSHORE MASTER LIMITED PARTNERSHIP

By:	JAG Offshore Holdings LLC, as General Partner

By:	/s/ John A. Griffin

Name:	John A. Griffin
Title:	Managing Member

BLUE RIDGE PRIVATE EQUITY FUND, LLC

By:	JAG Holdings, LLC, as Managing Member

By:	/s/ John A. Griffin

Name:	John A. Griffin
Title:	Managing Member

JAG HOLDINGS, LLC

By:	/s/ John A. Griffin

Name:	John A. Griffin
Title:	Managing Member

JAG OFFSHORE HOLDINGS, LLC

By:	/s/ John A.Griffin

Name:	John A. Griffin
Title:	Managing Member

JOHN A. GRIFFIN

/s/ John A. Griffin

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of NETGEAR, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a “group” consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

Dated: February 13, 2004

BLUE RIDGE LIMITED PARTNERSHIP

By:	JAG Holdings LLC, as General Partner

By:	/s/ John A.Griffin

Name:	John A. Griffin
Title:	Managing Member

BLUERIDGE OFFSHORE MASTER LIMITED PARTNERSHIP

By:	JAG Offshore Holdings LLC, as General Partner

By:	/s/ John A. Griffin

Name:	John A. Griffin
Title:	Managing Member

BLUE RIDGE PRIVATE EQUITY FUND, LLC

By:	JAG Holdings, LLC, as Managing Member

By:	/s/ John A. Griffin

Name:	John A. Griffin
Title:	Managing Member

JAG HOLDINGS, LLC

By:	/s/ John A. Griffin

Name:	John A. Griffin
Title:	Managing Member

JAG OFFSHORE HOLDINGS, LLC

By:	/s/ John A. Griffin

Name:	John A. Griffin
Title:	Managing Member

JOHN A. GRIFFIN

/s/ John A. Griffin